UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 5, 2018

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 5, 2018, ProQR Therapeutics N.V. (“ProQR” or the “Company”) (NASDAQ: PRQR), announced that it had commenced a public offering of $75,000,000 of its ordinary shares (plus an additional $11,250,000 of ordinary shares to which the Company expects to grant a 30-day option to the underwriters to purchase), nominal value €0.04 per ordinary share, in an underwritten public offering (the “Offering”).  A copy of the press release is attached as Exhibit 99.1 hereto, the terms of which are incorporated herein by reference.

In the prospectus supplement used in connection with the Offering and filed with the Securities and Exchange Commission (“SEC”), the Company provided the following disclosures about certain of its ophthalmology and dermatology programs and recent developments in each:

Ophthalmology

•                  For Usher syndrome, a progressive disease leading to hearing loss and blindness, the Company is developing QRX-421 for the ophthalmic manifestation of Usher syndrome due to exon 13 mutations and QRX-411 for the ophthalmic manifestations of Usher syndrome due to the PE-40 mutation. Mutations in exon 13 of the USH2A gene affect approximately 16,000 patients in the United States, European Union, Canada and Australia. Mutations in PE-40 of the USH2A gene affect approximately 1,000 patients in the United States, European Union, Canada and Australia. Both product candidates are single stranded oligonucleotides that aim to restore a functional USH2A protein to restore vision. The Company has completed preclinical development of QRX-421, and based on discussions with the FDA in a pre-IND meeting, it plans to initiate a clinical trial around year-end of 2018. This planned clinical trial consists of a single dose arm and an adaptive multiple dose arm. The Company expects to receive top-line data from the single dose arm in mid-2019 and from the adaptive multiple dose arm in the second half 2020. QRX-411 is currently in preclinical development.

•                  ProQR is also developing QRX-1011 for Startgards disease due to an exon 93 splicing mutation in the ABCA4 and QRX-504 for Fuchs’ endothelial corneal dystrophy. QRX-504 development candidate has been selected and is ready to move into preclinical development. QRX-1011 is in the optimization phase, which is the last stage in discovery. Once optimized, the Company intends to continue into preclinical development.

Dermatology

ProQR’s lead program in dermatology is QR-313, a first-in-class RNA-based oligonucleotide designed to address the underlying cause of DEB due to mutations in exon 73 of the COL7Al gene. Mutations in this exon can cause loss of functional collagen type VII, or C7 protein. Absence of C7 results in the loss of anchoring fibrils that normally link the dermal and epidermal layers of the skin together. QR-313 is designed to exclude exon 73 from the mRNA, referred to as exon skipping, and produce truncated but functional C7 protein and thereby restore functionality of the anchoring fibrils. The Company started its first in human study of QR-313 in DEB exon 73 patients in June 2018, and the trial will be conducted in several sites in the United States and Europe. The Company expects to receive interim data establishing molecular proof-of-concept at the end of 2018 or early 2019 and full results later in 2019. Beyond QR-313, ProQR has a pipeline of discovery-stage programs for other mutations that cause DEB, including QRX-323 and QRX-333.

The Company hereby incorporates by reference the information contained in this report into the Company’s registration statement on Form F-3 (File No. 333-207245).

The information contained in this Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.  Any offering will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this report. These forward-looking statements include, but are not limited to, statements about the completion, timing and size of the proposed public offering of ProQR’s ordinary shares and recent developments about ProQR’s business, including its clinical plans for its product candidates and timing of expected results from ongoing or proposed clinical trials. . These forward-looking statements involve risks and uncertainties, many of which are beyond ProQR’s control, including risk and uncertainties related to market conditions and satisfaction of customary closing conditions related to the proposed public offering. There can be no assurance that ProQR will be able to complete the public offering on the anticipated terms, or at all. Applicable risks also include those that are included in ProQR’s prospectus supplement and accompanying prospectus filed with the SEC for the proposed offering, including the documents incorporated by reference therein, which include ProQR’s Annual Report on Form 20-F for the year ended December 31, 2017, and any subsequent SEC filings. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of ProQR Therapeutics N.V., dated September 5, 2018, titled “ProQR Announces Proposed Public Offering of Ordinary Shares.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: September 5, 2018	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer